Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Forest Oil Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Forest Oil Corporation, relating to the registration of 7,250,000 shares of common stock, of our report dated March 13, 2006 with respect to the consolidated statements of operations, shareholders’ equity, and cash flows of Forest Oil Corporation and subsidiaries for the year ended December 31, 2005, which report appears in the December 31, 2007 annual report on Form 10-K of Forest Oil Corporation, and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Denver, Colorado
September 29, 2008